UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm wins US funding for munitions development

January 17, 2006
ARLINGTON, VA – Defense technology company Metal Storm Limited today announced that its subsidiary Metal Storm, Inc had been awarded a two year contract worth approximately A$975,000 from the US Army’s Armament Research,
Development and Engineering Center (ARDEC) for the design, prototyping and demonstration of  Metal Storm less-than-lethal munitions. The company had advised the market on 21 November 2005 that this contract was expected.

Under the Phase II Small Business Innovation Research (SBIR) contract, Metal
Storm will design and build prototype less-than-lethal munitions for demonstration to ARDEC of a range of crowd-control options. These munitions will be compatible with the Metal Storm 40mm launcher technology.
Incorporated into the munitions will be “smart-round” capabilities, providing an improved level of safety and flexibility in the less-than-lethal spectrum of operations.  The project effort, entitled “Metal Storm Crowd Control
System”, will extend over a 2 year period.

“The confirmation of this Phase II SBIR contract is very timely as much of our current engineering efforts are directly focused on the final development of our High Explosive (HE) munitions.  Being able to expand our current efforts into specific less-lethal capabilities will fit nicely with our 2006 strategic plans.” said Metal Storm’s Chief Executive Officer, David Smith.

“We are extremely pleased to receive this award from the US Army in support of their efforts to provide broad war fighting versatility.  Metal Storm systems have potential to add significant capability to operations requiring crowd control for the urban warfare environment while also having numerous applications and market opportunities in civil law enforcement scenarios.”

“As advised to the market in September 2005, Metal Storm is also currently working under a Cooperative Research and Development Agreement with ARDEC in relation to the development of HE munitions. This critical business relationship will become even more advantageous as we add the less-lethal line of munitions to the already established framework for the rapid development, testing, and eventual certification of a range of 40mm munitions for use in
Metal Storm weapons systems. We will continue to keep the market informed of our progress in this area”, said Mr. Smith.

As announced on 2 December 2005, Metal Storm was also recently awarded a
Phase II SBIR contract with the US Department of Defense worth approximately
Au$1.32 million for the development and testing of a remotely operated weapon system.

See the footnotes below for further information regarding ARDEC, the SBIR program, and less-than-lethal systems.

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

www.metalstorm.com

For further information, please contact:

US
Investor queries:  David Smith - Metal Storm - Ph: +1 703 248 8218
Media:             Gregory Pettit - Hill & Knowlton - Ph: +1 212 1885 0300

Australia
Investor queries:  Ian Gillespie – Metal Storm - Ph: +61 (0) 7 3221 9733

Footnotes

About the US Army SBIR Program (Source: US Army Research Office website – all amounts expressed in US$)

The Small Business Innovation Research (SBIR) Program is a
Congressionally-mandated program which was established in 1982 (with subsequent reauthorizations in 1986, 1992, and 2000 until 2008) to increase the participation of small businesses in federal research and development
(R&D).
The goal of the dual-use SBIR Program is to tap into the innovativeness and creativity of the small business community to help meet government R&D objectives. At the same time, these small companies develop technologies, products, and services which they can then commercialize through sales in the private sector or back to the government.

Three-Phase Process

The SBIR Program conducts a project, if successful, through three phases.
Proposals submitted in response to the solicitation topics are competitively selected for Phase I awards. Note that Phase I is the entry point to the program; it cannot be bypassed. Phase I proposals must respond to a specific topic in the solicitation; the SBIR Program does not accept unsolicited proposals.

In Phase I, the company must prove the feasibility of its concept within a six-month, Phase I - $70,000 effort. The Phase I contract also includes an option, for up to $50,000, which may be exercised by the Army to fund interim
Phase II activities if the project is selected to receive a Phase II award.
The option is intended to fund initial Phase II activities for up to four months while the Phase II contract is being negotiated, providing critical continuity to the company's overall SBIR effort.

Successful Phase I companies are invited to compete for Phase II funding by submitting Phase II proposals near the end of their Phase I efforts. Phase II is a substantial R&D effort, up to $730,000 over two years, and is intended to result in a dual-use prototype product or service meeting the requirements of the original solicitation topic and which can be made commercially viable.

Phase III is the goal of every SBIR effort, and represents the commercialization phase of the program. In Phase III, the successful company markets the products or services developed in Phase II, either to the government or in the commercial sector. No SBIR funds can be used in Phase
III. The intention of SBIR is that each company receiving an investment of
SBIR funds during Phases I and II should now be prepared to compete in the commercial marketplace in Phase III.  (Source: US Army Research Office website
– all amounts expressed in US$)

About ARDEC

Headquartered at Picatinny, New Jersey, ARDEC is the US Army’s principal researcher, developer and sustainer of current and future armament and munitions systems. ARDEC’s overall mission is to improve already fielded items, develop new ones, maintain a strong armament technology base in government, industry and academia and provide technical support to the soldier in the field. It plays a key part in Army Transformation with its involvement in the development of the Soldier and Future Combat Systems (FCS) and
continued efforts in the development of advanced weapons that exploit new technologies.

ARDEC has over 2,500 highly skilled scientists, engineers and other technical specialists situated at five different locations throughout the US.  They are responsible for several hundred programs and have expertise, technology and unique laboratory and facility capabilities in weapon and ammunition systems, propellants, aerodynamic stabilization, modeling and simulation, fire control, logistics integration of armaments systems and related safety systems and protocols.

ARDEC has a long history of partnering with industry in the research, development, production and fielding of advanced armaments for the soldier.
Although ARDEC's principal mission is to mature technologies for armaments applications, ARDEC also looks for ways to transfer beneficial technologies to public use. ARDEC has recently transferred technologies to the law enforcement community such as non lethal, aversive technologies for crowd control. ARDEC has over 80 active Cooperative Research and Development Agreements (CRADAs).

About Less than Lethal Weapons (Source: Department of Defense Directive.
(1996, 9 July) Policy for Non-Lethal Weapons. No. 3000.3)

The US Department of Defense defines these weapons as follows:
Weapons that are explicitly designed and primarily employed so as to incapacitate personnel or material, while minimizing fatalities, permanent injury to personnel, and undesired damage to property and the environment.
Unlike conventional lethal weapons that destroy their targets principally through blast, penetration and fragmentation, non-lethal weapons employ means other than gross physical destruction to prevent the target from functioning.
Non-lethal weapons are intended to have one, or both, of the following characteristics: a. they have relatively reversible effects on personnel or materiel, b. they affect objects differently within their area of influence.

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in
Brisbane, Australia and incorporated in the US, with an office in Washington
DC.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbor

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: January 17, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary